Exhibit 99.2

VS MEDIA Holdings Limited

PROXY FOR EXTRAORDINARY MEETING OF SHAREHOLDERS

OCTOBER 9, 2026

THE BOARD RECOMMENDS A VOTE FOR

PROPOSAL 1 AND PROPOSAL 2.

Proposal 1.

RESOLVED, that the restructuring of the Company’s corporate group (the “Restructuring”), pursuant to which (i) VSM Holdings Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands (“VSM”), shall transfer all of its shares in VS MEDIA PTE. LTD., a wholly-owned subsidiary of VSM incorporated in Singapore (“VS Media SG”), to Aurenza Group Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands (“Aurenza”), and (ii) following the completion of such transfer, the Company shall sell all of its shares in VSM to a third party unaffiliated with the Company, and the board of directors (the “Board”) be and is hereby authorized to do all acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Restructuring, be and is hereby approved.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal 2.

RESOLVED, that the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Amended and Restated M&A”), substantially in the form attached hereto as Annex A, which reflects, among other changes, (i) the change of the Company’s name from “VS MEDIA Holdings Limited” to “Forcendra Holding Limited,” (ii) the addition of express authority of the Board and the shareholders to divide or combine the Company’s Shares, (iii) the introduction of a right of the Company to redeem Class B Ordinary Shares upon the occurrence of a Triggering Event, (iv) the reduction of the threshold for removal of directors by shareholders from 75% to 50%, and (v) the modernization of the Company’s notice and communication framework to permit electronic and website delivery, be and is hereby approved and adopted as the Second Memorandum and Articles of Association of the Company in substitution for, and to the exclusion of, the existing Memorandum and Articles of Association of the Company, and the Board be and is hereby authorized to do all acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the adoption of the Second Amended and Restated M&A.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of VS MEDIA Holdings Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: